



02003900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/7/02 FV

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PRUDENTIAL SECURITIES INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C. MAR 0 1 2002 535

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 WATER STREET
(No. and Street)

NEW YORK (City) NEW YORK (State) 10292-0128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. JOHN VALENTI 212-214-7490
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

3/7/02 FV

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
MAR 0 8 2002
P THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Prudential Securities Incorporated and Subsidiaries

Table of Contents



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Prudential Securities Incorporated

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Prudential Securities Incorporated and its subsidiaries (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2002

Consolidated Statement of Financial Condition
December 31, 2001 (in thousands)

Assets	
Cash and cash equivalents	$ 278,403
Cash and securities segregated under federal and other regulations	1,767,781
Collateralized agreements:	
Securities purchased under agreements to resell	2,945,168
Deposits paid for securities borrowed	5,265,209
Receivable from brokers, dealers and clearing organizations	1,587,899
Receivable from clients	5,232,953
Financial instruments owned, at fair value (including $21,000 pledged subject to repledge):	
Mortgage-backed and asset-backed debt	460,359
Corporate debt	223,763
U.S. Government and federal agency debt	180,458
Equity and convertible debt	77,539
Other	265,369
Other assets	1,551,165
	$19,836,066
Liabilities and Stockholder's Equity	
Liabilities	
Short-term debt	$ 227,545
Collateralized agreements:	
Securities sold under agreements to repurchase	4,104,401
Deposits received for securities loaned	4,613,598
Payable to brokers, dealers and clearing organizations	2,253,940
Payable to clients	3,231,588
Financial instruments sold, but not yet purchased, at fair value:	
Corporate debt	163,253
U.S. Government and federal agency debt	153,914
Equity and convertible debt	65,257
Other	20,153
Accrued expenses and other liabilities	2,385,327
Long-term debt	522,500
	17,741,476
Subordinated Liabilities	1,350,000
Stockholder's Equity	744,590
	$19,836,066

The accompanying notes are an integral part of this consolidated financial statement.

Notes to Consolidated Statement of Financial Condition
December 31, 2001
(in thousands, except where noted)

1. Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Prudential Securities Incorporated and its subsidiaries (the "Company"). The Company is a wholly-owned subsidiary of Prudential Securities Group Inc. (the "Parent"). In connection with the demutualization and related corporate reorganization of The Prudential Insurance Company of America, which occurred on December 18, 2001, the Parent was dividended to Prudential Financial, Inc. ("Prudential") and became an indirect wholly-owned subsidiary of Prudential. Prior to December 18, 2001, the Parent was an indirect wholly-owned subsidiary of The Prudential Insurance Company of America. All material intercompany balances and transactions are eliminated in consolidation. The Company is a global securities firm with an emphasis on servicing the investment needs of individuals and selected institutions. The Company's business activities include securities and commodities brokerage and investment advisory, asset management and certain investment banking services.

Proprietary securities and commodities transactions, commission revenues and related expenses are recorded on a trade date basis. Client transactions are recorded on a settlement date basis.

Cash equivalents are short-term interest-earning deposits.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of collateral advanced or received.

The assets and liabilities of the Company's foreign subsidiaries are translated at currency exchange rates at the financial statement date. Adjustments that result from translating foreign currency financial statements, net of the related hedge on these exposures, are recorded as a separate component of Stockholder's Equity. Gains and losses on S&P futures contracts purchased by the Company to hedge its exposure to the change in value of securities purchased for certain plans and awards for financial advisors and others are also recorded as a separate component of Stockholder's Equity. See Note 9 for further details of these plans and awards.

Office equipment and leasehold improvements are included in other assets and are recorded at cost less accumulated depreciation and amortization.

In the ordinary course of business, the Company participates in a variety of financial transactions and administrative services with its Parent and affiliates as described in Notes 5, 6, 7, and 9.

(in thousands, except where noted)

The Company pledges its financial instruments to collateralize certain secured financing transactions. Financial instruments pledged as collateral that can be sold or repledged by the secured parties are disclosed on the Statement of Financial Condition. Additionally, at December 31, 2001, financial instruments owned with a market value of approximately $100 million have been pledged to counterparties who do not have the right to repledge or sell this collateral.

The Company accepts collateral that can be sold or repledged. At December 31, 2001, the fair value of this collateral was approximately $13 billion. The source of this collateral is primarily securities in customer accounts, reverse repurchase agreements and securities borrowed transactions. The fair value of collateral which had been sold or repledged at December 31, 2001 was approximately $9 billion.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. Cash and Securities Segregated Under Federal and Other Regulations

The Company has segregated assets, primarily cash and U.S. treasury bills, totaling $1,767,781 at December 31, 2001 under the Commodity Exchange Act and other regulatory requirements representing primarily funds deposited by customers and funds accruing to customers as a result of trades or contracts.

At December 31, 2001 the Company computed the reserve requirement for proprietary accounts of introducing broker-dealers ("PAIB"). The reserve requirement and amounts held on deposit in the Company's reserve bank accounts was $0.

At December 31, 2001, a subsidiary of the Company computed its PAIB reserve requirement. The reserve requirement and amounts held on deposit in the subsidiary's reserve bank account were $0 and $12,000, respectively.

3. Resale and Repurchase Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are carried at their contract amounts plus accrued interest.

It is Company policy to take possession or control of securities purchased under agreements to resell and to value the securities daily. To ensure the market value of the underlying collateral remains sufficient to protect against credit risk, additional collateral is obtained when deemed appropriate.

(in thousands, except where noted)

4. Financial Instruments Owned and Financial Instruments Sold But Not Yet Purchased

Financial instruments owned and financial instruments sold but not yet purchased are carried at fair value. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices for related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

5. Short-Term Debt and Long-Term Debt

Short-term debt includes unsecured short-term borrowings from financial institutions and the Parent. Short-term borrowings from financial institutions amount to $156,860 at December 31, 2001. Short-term borrowings from the Parent aggregated $70,685 at December 31, 2001. Interest rates on all short-term borrowings are based on prevailing market rates at the time of the borrowings.

The Company has entered into secured loan agreements with the Parent which are collateralized by certain fixed assets and other receivables. These secured loans include a $75,000 loan which matures on September 30, 2003, with an interest rate that is based on the Parent's cost of funds and a $55,000 loan which matures on December 31, 2003, and carries an interest rate that resets semi-annually based on the six-month London Interbank Offered Rate ("LIBOR"). Also included in long-term debt is $392,500 related to obligations of a special purpose entity included in the Consolidated Statement of Financial Condition. These obligations are collateralized by approximately $413 million of mortgage-backed and asset-backed debt financial instruments owned. Interest rates on the $392,500 of long-term debt are based on prevailing market rates and reset periodically based on LIBOR.

(in thousands, except where noted)

6. Subordinated Liabilities

Subordinated liabilities consist of the following amounts due to the Parent at December 31, 2001:

Liability due July 15, 2002 related to a subordinated loan agreement with interest based on LIBOR	$ 25,000
Liability due July 15, 2003 related to a subordinated loan agreement with interest based on LIBOR	25,000
*Liability due September 15, 2003 related to a subordinated loan agreement with interest based on Parent's cost of funds	200,000
*Liability due September 16, 2003 related to a subordinated loan agreement with interest based on Parent's cost of funds	25,000
*Liability due October 5, 2004 related to a subordinated loan agreement with interest based on Parent's cost of funds	100,000
*Liability due March 31, 2005 related to a subordinated loan agreement with interest based on Parent's cost of funds	250,000
*Liability due June 17, 2005 related to a subordinated loan agreement with interest based on Parent's cost of funds	35,000
*Liability due November 15, 2006 related to a subordinated loan agreement with interest based on Parent's cost of funds	690,000
	$1,350,000

* Interest rate not to exceed 250 basis points above higher of Federal Funds Rate or one year LIBOR.

These liabilities are subordinated to the claims of general creditors and are available in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934.

7. Income Taxes

The Company, its Parent and domestic subsidiaries are members of a group of affiliated companies which join in filing a consolidated federal income tax return and certain combined and unitary state and local tax returns. In addition, the Company files separate state and local tax returns.

(in thousands, except where noted)

Pursuant to the tax allocation arrangements, total federal and state and local tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are included in the consolidated federal and state and local tax provisions. Total allocated federal, state and local taxes are paid to, or received from, the Parent and therefore deferred taxes are not provided. At December 31, 2001, the Company has taxes receivable from the Parent of $13,083.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less than the greater of (a) 2% of aggregate debit items arising from customer transactions under Rule 15c3-3 of the Securities Exchange Act of 1934, or (b) 4% of the funds required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2001, the Company has net capital of $684,574, which is 13.88% of aggregate debit items and $581,849 in excess of the minimum required net capital.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

9. *Benefit Plans*

Pension Plans

Substantially all of the Company's employees participate in a defined benefit pension plan sponsored by Prudential. The Company has separate pension plans for employees of its foreign subsidiaries.

The Company also has a Supplemental Retirement Plan and a Retirement Accumulation Plan which are defined benefit plans for key employees for which estimated pension costs are currently accrued but not funded. The benefit cost and benefits paid for these plans were $6,001 and $471, respectively, for the year ended December 31, 2001.

(in thousands, except where noted)

The combined status of the Supplemental Retirement Plan and the Retirement Accumulation Plan at December 31, 2001 is as follows:

Benefit obligation	$ 32,868
Fair value of plan assets	—
Funded status (deficit)	$(32,868)
Accrued benefit cost recognized in the statement of financial condition	$ 34,626
Assumptions:	
Discount rate	7.25%
Rate of compensation increase	5.00%

Other Postretirement Benefits

The Company provides for certain health care and life insurance benefits for eligible retired employees. The discount rate used to calculate the present value of the obligation was 7.25% at December 31, 2001. The retirement probabilities were extended beyond age 65 to reflect a portion of the employee population remaining in active service beyond such age.

The status of the Company's unfunded other post-retirement benefit obligation at December 31, 2001 is as follows:

Benefit obligation	$ 68,800
Fair value of plan assets	—
Funded status (deficit)	$(68,800)
Accrued benefit cost recognized in the statement of financial condition	$ 57,900

Summary information as of December 31, 2001 relating to the Company's other post-retirement benefit plan is as follows:

Benefit cost	$ 8,800
Participants' contributions	0
Benefits paid	5,200

A current health care cost rate of 8.42% was assumed to decrease gradually until 2006 to 5% and remain constant thereafter. A one percentage-point increase in the assumed health care cost trend rates would have increased the accumulated other post-retirement benefit obligation at December 31, 2001 by $3,100.

Other

The Company maintains various incentive compensation plans under which key executives and employees are granted awards that appreciate in value in relation to the Company's performance.

The Company also maintains various incentive award plans under which certain employees are granted awards payable, subject to certain contingencies, in shares of a stock index fund (or equivalent) at the end of a defined period three to eight years from the initial award.

In addition, the Company maintains a voluntary plan under which certain financial advisors and others may elect to defer eligible pre-tax earnings that are matched at 33⅓% by the Company. Subject to certain contingencies, these amounts are payable in shares of a stock index fund (or equivalent) at the end of a defined three year period. The costs related to the plan are amortized over the applicable period.

Stock Option Plan

Prudential established a stock option plan on December 13, 2001. As a result, all eligible employees of the Company were granted 240 options each to purchase an equivalent number of shares of Prudential's common stock at $27.50 per share. These shares vest over 3 years in equal installments from the date of grant, December 13, 2001. Any options not exercised or cancelled pursuant to the terms of the plan will lapse by the tenth anniversary from the date of grant. The Company has elected to apply APB Opinion No. 25 "Accounting for Stock Issued to Employees," in accounting for its employee stock options.

10. Financial Instruments with Off-Balance Sheet Risk

Financial instruments with off-balance sheet risk include financial instruments sold but not yet purchased and certain derivative financial instruments.

Financial instruments sold but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments at prevailing market prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation may exceed the amount recognized.

A derivative financial instrument is typically defined as an instrument whose value is derived from an underlying instrument or index. Some derivatives such as futures and certain options contracts are traded on exchanges, while other derivatives such as forward contracts, certain options contracts, interest rate swaps and other structured products are traded in over-the-counter markets.

In the ordinary course of business, the Company engages in a variety of derivative transactions on behalf of its clients and in connection with managing its own risks related to proprietary trading and financing activities.

Derivatives are often referred to as off-balance sheet instruments since the notional amounts of underlying instruments are not reflected in the Consolidated Statement of Financial Condition. The Company records any unrealized gains and losses on its derivative contracts used in a trading capacity by marking-to-market the contracts on a daily basis. The unrealized gain or loss is recorded in the Consolidated Statement of Financial Condition with the related profit or loss reflected in revenues.

The Company's derivative positions are valued daily. Quoted market prices are used when available while over-the-counter derivative financial instruments, principally forwards, options, and swaps are valued based on the present value of estimated future cash flows that would be received from or paid to a third party in settlement of these derivative contracts. Values are affected by changes in interest rates, currency exchange rates and credit spreads, market volatility and liquidity. Many derivative financial instruments contain off-balance sheet risk as changes in market values may result in losses in excess of the amount recognized in the balance sheet.

Set forth below are the gross contract or notional amounts of purchases and sales of the Company's outstanding off-balance sheet derivatives held or issued for trading purposes. These amounts are not reflected in the Consolidated Statement of Financial Condition and are indicative only of the volume of activity in the particular class of financial instrument at December 31, 2001. They do not represent amounts subject to overall market risk and in many cases, limit the Company's overall exposure to market losses by hedging other on- and off-balance sheet transactions. At December 31, 2001, the notional or contract amounts of purchases and sales of these instruments are as follows (in millions):

Forward contracts:	
Foreign currency	$10,458
Mortgage-backed securities	2,185
	12,643
Futures contracts	556
Options	396
Total	$13,595

These derivative financial instruments are generally short-term in duration, with approximately $13.3 billion of notional or contract amounts maturing within one year of which approximately $11.8 billion mature within three months.

The fair values of derivative financial instruments at December 31, 2001 and the average fair values during the year then ended are as follows (in millions):

	December 31, 2001		Average	
	Assets	Liabilities	Assets	Liabilities
Forward contracts	$ 70	$ 70	$ 90	$ 87
Futures contracts	1	7	5	11
Options	4	2	2	1

The Company's risk of loss in the event of counterparty default is limited to the current fair value or replacement cost on contracts in which the Company has recorded an unrealized gain. These amounts are reflected as assets in the Company's Consolidated Statement of Financial Condition. The amount of the on-balance sheet counterparty credit exposure which is represented by the replacement cost of trading derivatives in a gain position is $10 million at December 31, 2001, after offsets for netting and collateral. At December 31, 2001, 57% of such exposures were with investment grade (AAA to BBB) counterparties.

Exchange traded financial instruments such as futures contracts and certain options generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges which are settled in cash on a daily basis, thereby minimizing credit risk. Options written do not expose the Company to counterparty credit risk since the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the underlying security, commodity, currency or index.

11. Risk Management

Transactions involving derivative and non-derivative financial instruments involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis through a variety of reporting and control procedures.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices, foreign currency exchange rates and other market factors. The Company employs a variety of methods to monitor its market risk profile. The senior management of each business group is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company also has a risk management group which reviews the Company's risk profile and aids in setting and monitoring risk management policies of the Company.

Market risk modeling is based on estimating loss exposure through scenario analysis and stress testing. These results are compared to established limits and exceptions are subject to review and approval by senior management. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks and regular meetings between the senior management of the business groups and the risk management group.

Credit Risk in Proprietary Transactions
Counterparties to the Company's proprietary trading are primarily retail clients. Hedging and financing activities are primarily transacted with financial institutions including brokers and dealers, banks, and institutional clients. Credit losses could arise should counterparties fail to perform under the terms of the contracts and the value of collateral, to the extent there is any, proves inadequate. The Company manages credit risk by dealing with creditworthy counterparties, monitoring net exposure to individual counterparties, monitoring compliance with established credit limits on a daily basis, and obtaining collateral where appropriate.

Credit Risk in Client Activities
Client transactions are entered into on either a cash or margin basis. In a margin transaction, the Company extends credit to a client which is collateralized by cash and securities in the client's account. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Pursuant to such procedures and guidelines, the Company requires clients to deposit additional collateral or reduce positions when necessary. Market declines could, however, reduce the value of any collateral below the principal amount loaned plus accrued interest before the collateral can be sold.

In the normal course of business, the Company's activities include execution, settlement, and financing of various client securities and commodities transactions. These activities may expose the Company to risk arising from price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In accordance with industry practice, client trades are recorded on a settlement date basis, which is generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

The Company uses resale and repurchase agreements and securities borrowed and loaned transactions to finance securities or facilitate settlement processes and to meet customer needs. Under these agreements and transactions the Company either receives or provides collateral, generally cash or securities. When providing collateral for these transactions, the Company delivers its own securities, securities borrowed from counterparties or securities owned by customers collateralizing margin loans and other obligations. The amounts loaned or pledged are limited by applicable margin regulations. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. At December 31, 2001, the market value of securities loaned to other brokers or sold under agreements to repurchase approximated the amounts due or collateral obtained.

Concentrations of Credit Risk
Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a major securities firm, the Company is actively involved in securities brokerage, distribution and trading with a broad range of institutional and individual investors. These and other related services are provided on a worldwide basis.

The Company's most significant industry concentration, which arises within its normal course of business activities, is financial institutions which include other brokers and dealers, commercial banks and institutional clients. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' abilities to satisfy their obligations to the Company. From time to time the Company may have significant exposure to individual counterparties, but manages its exposure and seeks to control its concentration of credit risk through a variety of reporting and control procedures described in preceding discussions of market and credit risk.

12. Commitments and Contingencies

Leases
The Company leases office space and communications and data processing equipment under noncancelable agreements expiring at various dates through the year 2014.

(in thousands, except where noted)

At December 31, 2001, the aggregate minimum rentals (net of sublease income) due under noncancelable operating leases are as follows:

2002	$ 136,305
2003	115,522
2004	91,709
2005	88,444
2006	80,562
Thereafter	503,746
	$1,016,288

Certain occupancy leases are subject to escalation or reduction based on specified costs incurred by the landlord.

Other Commitments

In the normal course of business, the Company enters into when-issued transactions and other commitments. Transactions relating to such commitments that were open at December 31, 2001, and were subsequently settled, had no material impact on the Consolidated Statement of Financial Condition as of that date.

Letters of Credit

At December 31, 2001, the Company has obtained letters of credit and bank guarantees amounting to $92,000 principally to satisfy margin requirements of clearing organizations and exchanges.

Litigation

Various lawsuits against the Company have arisen in the normal course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought. In the opinion of management, after consideration of applicable accruals, the ultimate liability for litigation will not have a material adverse effect on the Company's financial condition.

A joint venture in which the Company is a participant brought an arbitration claim against Kyocera Corporation alleging, among other things, claims of breach of contract relating to the manufacture and distribution of computer disk drives. The arbitration panel decided in favor of the claimants. The Company's share of damages, with interest, would exceed $250 million. A federal district court in the Northern District of California has confirmed the award and entered judgment in favor of the claimants. Kyocera has appealed the decision to the United States Court of Appeals for the Ninth Circuit. As with any litigation, the outcome remains uncertain until all appeals have been concluded or the time to appeal has expired and, accordingly, the Company has not included the award in its results of operations.

13. Fair Value Disclosure

Financial instruments recorded at market or fair value and financial instruments recorded at amounts that approximate market or fair value represent substantially all of the Company's total recorded assets and liabilities at December 31, 2001.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants
On Internal Control Required by SEC Rule 17a-5
And CFTC Regulation 1.16

To the Board of Directors
and Stockholder of
Prudential Securities Incorporated

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Prudential Securities Incorporated and its subsidiaries (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
6. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2002